UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 01 February 2022
Exhibit No. 2	Barclays US LLC Consolidated Financials 2021 dated 18 February 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 February 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2022, Barclays PLC's issued share capital consists of 16,756,542,569 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,756,542,569) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

 18 February 2022

Barclays PLC

Barclays US LLC files Consolidated Financial Statements for U.S. Holding Companies - FR Y-9C

The Consolidated Financial Statements for Holding Companies - FR Y-9C ("Y-9C") report for Barclays' US Intermediate Holding Company, Barclays US LLC, for 2021 was released on 17 February 2022 by the Board of Governors of the Federal Reserve System.

The document is available at:

https://www.ffiec.gov/npw/FinancialReport/ReturnFinancialReportPDF?rpt=FRY9C&id=5006575&dt=20211231

Barclays notes that the Y-9C report has been prepared and filed by Barclays US LLC to comply with US statutory requirements applicable to Barclays US LLC. The financial information contained in the Y-9C report is prepared on the basis of US GAAP. The Y-9C report represents information with respect to a portion of Barclays' US business and does not represent the financial or operational performance of any particular business segment of Barclays. Accordingly, the Y-9C report should not be relied on for the purposes of making investment decisions in respect of Barclays PLC, Barclays Bank PLC or any other member of the Barclays Group.

Barclays PLC will publish its Full Year 2021 Results Announcement and 2021 Annual Report on or about 23 February 2022 and Barclays Bank PLC will publish its 2021 Annual Report on or about 23 February 2022. Barclays PLC and Barclays Bank PLC prepare audited financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS).

Ends

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays